UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 July, 2012

ASX & MEDIA RELEASE
27 JULY, 2012

NOVOGEN ANNOUNCES MEGER AGREEMENT WITH KAI MEDICAL AND DISTRIBUTION OF MEI PHARMA SHARES

Novogen today announced that it has entered into a merger agreement with Kai Medical, a United States based company, incorporated in Delaware, whose business is focused on sleep apnoea therapy devices and wireless respiration monitoring technology.  The agreement is subject to a number of conditions including completion of due diligence and shareholder approval.  A summary of the key terms of the merger agreement including the conditions precedent is set out in the attachment to this announcement.

“We are very pleased to be able to enter into a relationship with Kai Medical that provides Novogen shareholders with an opportunity to participate in the growth and success of Kai Medical’s revolutionary sleep apnoea therapy device”, said William D Rueckert, Chairman of the Board for Novogen.  He continued, “the sleep apnoea market, Worldwide is a rapidly growing market with tremendous opportunities for companies like Kai that have a product with a distinct performance advantages.  There is a clear unmet need for patients with this condition for a convenient and effective therapy.”

Bob Nakata, CEO of Kai Medical added, “Kai Medical has recently received its CE Mark for Kai Apnoea, which is the key regulatory approval needed for sales in most of the world.  Kai Apnoea is more comfortable to use and will likely have higher compliance than most other sleep apnoea devices.  I believe that this will lead to strong growth in the coming years and am pleased that we can share this progress with Novogen shareholders through this transaction.”

In addition to the merger agreement with Kai, Novogen today announced that in advance of the merger with Kai Medical and subject to shareholder approval, it will undertake a capital reduction and in specie distribution to the Novogen shareholders of the shares of MEI Pharma, Inc., (formerly known as Marshall Edwards, Inc.) that it owns.

Mr Rueckert stated, “it has been our intention for the past few years to put Novogen’s largest and most important asset directly in the hands of our shareholders.  This distribution will allow each of our shareholders to own their proportionate share of the MEI Pharma shares now held by Novogen, and also allow them to continue to hold their Novogen shares after the merger with Kai Medical.”

The glucan technology assets which Novogen currently holds will not be acquired by Kai Medical in the merger and Novogen plans to complete the sale of those assets to TR Therapeutics, Inc., a privately held US corporation, in the next few days.

Novogen expects to provide shareholders with full details of the merger proposal and in specie distribution within the next three weeks.  The shareholders meeting is expected to be held in mid September.

Novogen Limited will be renamed to Kai Medical Holdings Limited when the merger becomes effective.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc. More information on the Novogen group of companies can be found at www.novogen.com.

About Kai Medical, Inc.

Kai Medical develops and markets medical devices for sleep apnoea therapy and devices to measure and monitor respiration wirelessly, with no contact, and from a distance.  Kai Medical is based in Honolulu, Hawaii USA.  More information on Kai Medical can be found at www.kaimedical.com.

Attachment

Summary of the Agreement

Kai Medical, Inc. (Kai), Novogen Limited (Novogen) and Kapili Merger Sub Inc., (a Delaware incorporated wholly owned subsidiary of Novogen) (Merger Sub) (together, the parties) have entered into a Merger Agreement (the Agreement) dated July 27, 2012 which sets out the obligations of the parties in connection with the combination of the businesses of Novogen with the business of Kai (the Merger).

A summary of the structure of the Merger, and an outline of the key terms of the Agreement are set out below.  Relevant definitions are set out in paragraph 7.

1	Outline of Merger
The Merger will take effect under Delaware law by Merger Sub merging with Kai, with Kai remaining as the surviving corporation – a direct wholly owned subsidiary of Novogen.  Novogen will change its name to Kai Medical Holdings Limited.  To effect the Merger, Novogen will undertake a capital reduction (Capital Reduction) while the shares of the common stock of Kai will be subjected to a forward split (Forward Split).

2	Conditions precedent
The Merger is subject to the following conditions precedent:

(a)	(Shareholder approvals) The Novogen Shareholders Approvals and the Kai stockholder approvals (ie. the adoption of the Agreement by Kai stockholders) having been obtained.

(b)
(Other approvals) All relevant consents having been obtained under any relevant foreign antitrust, competition, investment, trade regulation or similar laws or from any governmental entity (except for those, the failure of which to be obtained would not reasonably be expected to have a Material Adverse Effect, or, give rise to criminal liability for any of Kai, Novogen, their affiliates or officers).

(c)	(No Legal Restraints) No Legal Restraint being in effect, or, is reasonably likely to be in effect.

(d)
(Due diligence) Completion of satisfactory due diligence by Kai on Novogen, within 10 days of the date of the Agreement. Completion of satisfactory due diligence by Novogen on Kai, within 10 days of the date of the Agreement.

(e)	(ASX) ASX having provided in writing:

(i)	confirmation that Novogen has satisfied any requirements imposed by ASX under ASX Listing Rules 11.1.2 and 11.1.3 (as applicable);

(ii)	approval of waivers from relevant ASX Listing Rules; and

(iii)	following completion of the Merger, confirmation that:

A.	Novogen will continue to be listed on ASX;

B.	ASX will grant quotation to the new Novogen shares; and

C.	the terms of the new Novogen options are appropriate and equitable.

Where the ASX confirmations are subject to conditions, these conditions being acceptable to Kai.

(f)	(Novogen Cash) Novogen having at least A$1,000,000 net cash at the Closing Date.

(g)
(Patent Expenses) All future possible costs and expenses relating to Novogen’s patents and the inactive case pending resolution of the appeal of patent rights before the European Patent Office, being either pre-paid or fully funded (and not counting towards the cash amount  for the purposes of the condition in paragraph 2(g)).

(h)	(Outstanding Liabilities) Novogen having no outstanding expenses, obligations, liabilities or contingencies of any kind as at the Closing Date, other than a maximum of $10,000.

(i)	(Capital Reduction and Forward Split) Each of the Capital Reduction and the Forward Split having been affected and becoming effective prior to the Closing.

(j)
(Novogen and Kai warranties and representations) The representations and warranties made by both Novogen and Kai being true and correct at and as of the date of the Agreement and at and as of the Closing Date (except where the representations and warranties, if false and incorrect, would not reasonably be expected to have a Material Adverse Effect).

(k)	(Novogen and Kai obligations) Both Novogen and Kai having performed or complied in all material respects with all material obligations and covenants under the Agreement.

(l)	(No Material Adverse Effect) No Material Adverse Effect having occurred since the date of the Agreement.

(m)
(Employees and Contractors) all employees and contractors of Novogen and its Subsidiaries having been released and terminated, and all payments and liabilities to them having been completely fulfilled prior to Closing.

3	Exclusivity

3.1	Non-solicitation
Kai and Novogen agree not to:

(a)	solicit, initiate, induce, facilitate, or knowingly encourage any Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal;

(b)
enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(c)	agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal;

(d)	enter into any letter of intent or any other contract, agreement, commitment or other written arrangement contemplating or otherwise relating to any Acquisition Proposal; or

(e)	resolve, propose or agree to do any of the foregoing.

These restrictions do not apply to the extent that they restrict either Kai or Novogen from taking (or refusing to take) any action prior to the Kai stockholder approvals or the Novogen Shareholder Approvals, where such action (or refusal) would not result from a breach of the non-solicitation provision, and, the directors of Kai and/or Novogen determine in good faith after consulting with outside counsel, that failure to take such action would be reasonably likely to constitute a breach of the fiduciary or statutory duties of the directors of Novogen under applicable law, or would otherwise be a contravention of law.

3.2	Existing discussions
Kai and Novogen shall immediately cease and terminate all existing discussions or negotiations with any Person with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal.

3.3	Notice of Acquisition Proposals
Kai and Novogen agree to immediately, and in any event within 24 hours of receiving:

(a)	an Acquisition Proposal;

(b)	any inquiry, expression of interest, proposal, communication or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(c)	any other communication or notice that any Person is considering making an Acquisition Proposal; or

(d)	any request for non-public information relating to Kai or Novogen or for access to any of the properties, books or records of Kai or Novogen, by any Person or Persons,

to advise the other party orally and in writing of the identity of the person making the Acquisition Proposal (or inquiry, expression of interest etc.), all material terms and conditions of the Acquisition Proposal (or inquiry, expression of interest etc.), and a copy of any such written Acquisition Proposal.

Kai and Novogen shall keep the other party informed in all material respects and on a reasonably current basis of the status and details of any Acquisition Proposal (or inquiry, expression of interest etc.) and shall provide to the other party as soon as practicable after receiving, but in no event more than 24 hours of receiving, copies of all material correspondence and other written material exchanged between Kai or Novogen and any Person that has made an Acquisition Proposal (or inquiry, expression of interest etc.) which describes any of the terms or conditions of such Acquisition Proposal.

3.4	Notice of Superior Proposals
Novogen agrees not to make an Adverse Recommendation Change, following receipt of a Superior Proposal, unless the Superior Proposal does not result from a breach of Section 6.2.3 of the Agreement (Adverse Recommendation Change provision), and the board of Novogen determines in good faith, after receiving written advice from outside legal counsel to Novogen, that failure to take such action would be a breach of its fiduciary duties under applicable law or would otherwise be a contravention of law.

In making an Adverse Recommendation Change, Novogen must:

(a)	promptly notify Kai in writing at least three Business Days before making an Adverse Recommendation Change, of its intention to take such action with respect to a Superior Proposal;

(b)
attach to such notice the most current version of the proposed agreement or a  reasonably detailed summary of all material terms of any such Superior Proposal and the identity of the third party making the Superior Proposal; and

(c)
during the period of five Business Days before making an Adverse Recommendation Change, cause its financial and legal advisors to negotiate with Kai in good faith to make such adjustments in the Agreement so that such Novogen Acquisition Proposal ceases to constitute a Superior Proposal (if Kai, in its discretion, proposes to make such adjustments).

The board of Novogen will be prevented from making an Adverse Recommendation Change if, within the five Business Day period, Kai makes an offer that is determined by the Novogen board in good faith, after receiving written advice from its outside counsel and financial advisor of internationally recognised reputation, to be at least as favorable to the shareholders of Novogen as such Superior Proposal.

4	Representations and warranties
Kai and Novogen have given customary representations and warranties including (but not limited to), organisation, standing and power, share capital and capitalisation, corporate power and authority, and compliance with applicable laws.  As an ASX and NASDAQ listed company, Novogen has also given representations and warranties in relation to necessary ASX and SEC filings.

5	Termination
The Agreement may be terminated:

(a)	By both parties on their mutual written consent.

(b)	By either party, with notice:

(i)	(end date) if the Merger is not consummated on or before 30 November 2012 (unless extended by agreement in writing of Kai and Novogen);

(ii)	(Legal Restraint) if a Legal Restraint has become final and non-appealable;

(iii)
(conditions precedent) if a change in circumstance occurs which prevents the terminating party from satisfying any condition precedent (provided that the terminating party’s breach has not caused the condition precedent to be unsatisfied);

(iv)	(insolvency) if the other party or any of their material Subsidiaries becomes insolvent; or

(v)	(Novogen Shareholder Approvals) if the Novogen Shareholders Approvals is not obtained at the Novogen Shareholders Meeting.

(c)	By Kai:

(i)	(breach of Agreement) if:

A.	Novogen or Merger Sub breaches or fails to perform any of its covenants or agreements contained in the Agreement; or

B.	any of the representations or warranties of Novogen fails to be true and correct; and

the breach or failure prevents the satisfaction of any condition precedent and cannot be cured within 30 Business Days written notice of the breach from Kai; or

(ii)	(Adverse Recommendation Change) if an Adverse Recommendation Change occurs.

(d)	By Novogen:

(i)	(breach of Agreement) if:

A.	Kai breaches or fails to perform any of its covenants or agreements contained in the Agreement; or

B.	any of the representations or warranties of Kai fails to be true and correct; and

the breach or failure prevents the satisfaction of any condition precedent and cannot be cured within 30 Business Days written notice of the breach from Novogen; or

(ii)	(Superior Proposal) in order for Novogen to enter into a definitive written agreement with respect to a Superior Proposal.

6	Board of Directors
Novogen shall use its best efforts to cause the directors of the Novogen Board serving immediately prior to the time the Merger becomes effective (Effective Time) to resign from their positions as of the Effective Time.  Novogen shall take all actions as of the Effective Time to cause the Novogen Board to be composed of the following six persons unless otherwise designated by the Kai Board: Robert Nakata, Dustin Shindo, Darryl Nakamoto (as the Chairman), Brett Johnson, Mike Sayama, and an Australian based director to be named later by Kai to the new Novogen Board (New Board). Each of the directors of the New Board will serve from and after the Effective Time until the earliest of appointment of his respective successor, resignation or proper removal.

7	Definitions
Acquisition Proposal means a Kai Acquisition Proposal and a Novogen Acquisition Proposal.

Adverse Recommendation Change means the following actions taken by the board of Novogen (or any committee thereof):

(a)	the Novogen Board Recommendation, directly or indirectly, being withheld, withdrawn, qualified, modified or amended in a manner adverse to Kai;

(b)
failing to reaffirm the Novogen Board Recommendation, or failing to publicly state that approval of the Novogen Shareholders Approvals is in the best interest of Novogen’s shareholders, within five Business Days after Kai requests in writing that such action be taken;

(c)
failing to publicly announce, within five Business Days after a tender offer or exchange offer relating to the securities of Novogen having been commenced or after any change in the consideration being offered, a statement disclosing that the Novogen board recommends rejection of such tender or exchange offer;

(d)	failing to issue, within ten Business Days after a Novogen Acquisition Proposal is publicly announced, a press release announcing its opposition to such Novogen Acquisition Proposal;

(e)	recommending, adopting or approving a Novogen Acquisition Proposal;

(f)	making any disclosure that has the intent or direct effect of causing Novogen’s shareholders not to vote to approve the proposal included in the Novogen Shareholder Approvals; or

(g)	publicly proposing or resolving to take any of the actions (i) – (vi) above.

Business Day means any day other than a day on which banking and savings and loan institutions are authorised or required by law to be closed in Honolulu, San Francisco or Sydney.

Closing Date means the date on which the closing of the Merger occurs, on a date to be specified by Novogen and Kai, but in any event no later than the fifth Business Day following the satisfaction or waiver of the conditions precedent, unless agreed otherwise in writing by the parties.

Kai Acquisition Proposal means any proposal or offer (whether or not in writing), with respect to any “Kai Acquisition”, which means any of the following (i) merger, consolidation, share exchange, other business combination or similar transaction involving Kai; (ii) sale, lease, contribution, transfer, exchange or other disposition, directly or indirectly (including by way of partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary or otherwise) of any business or assets of Kai representing 20% or more of the consolidated revenues, net income or assets of Kai; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Kai; (iv) transaction in which any Person (or the stockholders of any Person) or Group (as such term is defined under Section 13(d) of the US Securities Act of 1933, as amended and the rules and regulations thereunder) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, 20% or more of the common stock of Kai; or (v) any combination of the foregoing (in each case, other than the Merger), provided, however, that any transaction involving financing of the Parent concurrently with or following the closing of the Merger shall not be considered Kai Acquisition.

Kai Material Adverse Effect means any fact, circumstance, effect, change, event or development that is or would reasonably be expected to be materially adverse to the assets, condition (financial or otherwise) or liabilities of Kai, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of: (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate; (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction; (iii) the public announcement or pendency of the Merger or any of the other transactions contemplated by the Agreement, including the impact thereof on the relationships, contractual or otherwise, of Novogen or any of its Subsidiaries; (iv) any change in applicable law, regulation or US Generally Accepted Accounting Principles (or authoritative interpretation thereof); (v) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Agreement, to the extent, in each of clauses (i), (ii), (iv) and (v), that such event, change, effect, development, condition or occurrence does not affect Kai, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which Kai operates.

Legal Restraint means any applicable law, judgment, order or decree (preliminary, temporary or permanent), or other legal restraint or prohibition.

Material Adverse Effect means a Kai Material Adverse Effect and a Novogen Material Adverse Effect.

Novogen Acquisition Proposal means any proposal or offer (whether or not in writing), with respect to any of the following (i) takeover bid, scheme or arrangement, consolidation, share exchange, other business combination or similar transaction involving Novogen or any of its Subsidiaries; (ii) sale, lease, contribution, transfer, exchange or other disposition, directly or indirectly (including by way of partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary or otherwise) of any business or assets of Novogen or any of its Subsidiaries representing 10% or more of the consolidated revenues, net income or assets of Novogen and its Subsidiaries; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of Novogen or any of its Subsidiaries; (iv) transaction in which any Person shall acquire, or have the right to acquire, directly or indirectly, a beneficial ownership, “Relevant Interest” (as that term is defined in the Corporations Act 2001 (Cth) (Corporations Act)) or economic interest in 10% or more of the ordinary shares of Novogen or American Depositary Receipts or the capital stock of any Novogen Subsidiary; (v) any combination of the foregoing (in each case, other than the Merger), (vi) any liquidation, dissolution, recapitalisation, extraordinary dividend or other significant corporate reorganisation of Novogen or any of its Subsidiaries, the business of which constitutes 10% or more of the net revenues, net income or assets of Novogen, or (vi) the acquisition of any entity by Novogen or any of its Subsidiaries, whether through merger, stock purchase, purchase of substantially all of the assets or any other way.

Novogen Material Adverse Effect means any fact, circumstance, effect, change, event or development that is or would reasonably be expected to be materially adverse to the assets, condition (financial or otherwise) or liabilities of Novogen and its Subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of: (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate; (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction; (iii) the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Novogen or any of its Subsidiaries; (iv) any change in applicable law, regulation or Australian Accounting Standards (or authoritative interpretation thereof); (v) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, to the extent, in each of clauses (i), (ii), (iv) and (v), that such event, change, effect, development, condition or occurrence does not affect Novogen and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which Novogen and its Subsidiaries operate.

Novogen Shareholders Approvals means the approval by an action of the Novogen Shareholders of the following actions: (i) the reduction of capital of Novogen; (ii) the change of activities contemplated by the Merger, for the purposes of ASX Listing Rule 11.1; (iii) the issue of the Novogen shares to the Kai stockholders under the Merger for the purposes of ASX Listing Rule 7.1; (iv) the acquisition of a “Relevant Interest” (as that term is defined in the Corporations Act) in Novogen by interests associated with Dustin Shindo for the purposes of Section 611, item 7 of the Corporations Act; (v) changing Novogen’s name to Kai Medical Holdings Limited effective as of the Effective Time; (vi) adoption of the new constitution; (vi) any and all actions necessary to assume the Kai 2007 Stock Plan and the assumption of the common stock of Kai subject to restrictions based on performance or continuing service and the Kai stock options pursuant to the terms of this Agreement;(vii) the appointment of the persons designated pursuant to the terms of the Agreement as directors of Novogen; and (vii) any changes to director remuneration as agreed between the parties; and any other matter that the parties agree is appropriate to include as part of the Novogen Shareholder Approvals.

Novogen Shareholders Meeting means the duly held meeting of shareholders of Novogen to pass the Novogen Shareholder Approvals.

Person means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, governmental entity or other entity or group (as defined in the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder).

Subsidiary of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person (either alone or through or together with any other Subsidiary).

Superior Proposal means an unsolicited bona fide written Novogen Acquisition Proposal (provided that all references to 10% in the definition of Novogen Acquisition Proposal will be revised to 50%), that is determined by the board of Novogen, in its good faith judgment, after consulting with an independent financial advisor and outside legal counsel, and after taking into account the likelihood and anticipated timing of consummation, to be more favorable from a financial point of view to the Novogen’s shareholders than the Merger.